February 27, 2020

Daniel Miller
Chief Executive Officer
Steward Realty Trust, Inc.
9679 Myrtle Grove Lane
Easton, MD 21601

       Re: Steward Realty Trust, Inc.
           Post Qualification Amendment to Offering Statement on Form 1-A Filed February 14, 2020
           File No. 024-10925

Dear Mr. Miller:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1. It appears that the Form 1-K filed on June 12, 2019 is missing multiple material items of that form and includes only the financial statements. Please amend your Form 1-K to include all items required by the Form. Tell us how you determined you are eligible to sell securities pursuant to Regulation A given the requirements of Rule 251(d)(3)(i)(F)
      that you are current in your annual and semiannual filings pursuant to Rule 257(b), at the time of such sale. Please confirm it true that you have not issued any shares of Class A common stock pursuant to Regulation A, or advise.
2. Please ensure the disclosure in your offering statement is current. We note references on the cover page to it being dated March 15, 2019 and for the period ended December 31,
      2018. Also, include complete Part III information including signatures. Daniel Miller
FirstName LastNameDaniel Miller
Steward Realty Trust, Inc.
Comapany NameSteward Realty Trust, Inc.
February 27, 2020
February 27, 2020 Page 2
Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      David McElroy, Esq.